				FEDERAL INSURANCE COMPANY
				Endorsement No.: 8
				Bond Number:	70428650
NAME OF ASSURED: ASSETMARK FUNDS

		EXTENDED BOND PERIOD ENDORSEMENT
It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:
ITEM 1.	BOND PERIOD:	from	12:01 a.m. on	July 1, 2007
		to	12:01 a.m. on	August 1, 2008

This Endorsement applies to loss discovered after 12:01 a.m. on July 1, 2008.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 26, 2008

ICAP Bond

Form 17-02-5032 (Ed. 11-02)

6ASSEFUN

ACORD™ INSURANCE BINDER

DATE: 06/26/08

THIS BINDER IS A TEMPORARY INSURANCE CONTRACT, SUBJECT TO THE CONDITIONS SHOWN ON THE REVERSE SIDE OF THIS FORM.

PRODUCER	HRH of Baltimore, Inc. 303 International Circle Suite 400 Hunt Valley, MD 21031
PHONE (A/C, No, Ext):	410-771-3838
FAX (A/C, No):	410-771-3540
CODE:	
SUB CODE:	
AGENCY CUSTOMER ID:	190907
INSURED	AssetMark Funds C/O U.S. Bancorp Fund Services 615 East Michigan Street Milwaukee, WI 53202
COMPANY	Chubb/Federal Ins. Co
BINDER #	70428650

EFFECTIVE DATE	EFFECTIVE TIME		EXPIRATION DATE	EXPIRATION TIME
07/01/07	12:01	X AM / PM	08/01/08	X 12:01 AM / NOON

X THIS BINDER IS ISSUED TO EXTEND COVERAGE IN THE ABOVE NAMED COMPANY PER EXPIRING POLICY #: 70428650

DESCRIPTION OF OPERATIONS/VEHICLES/PROPERTY (Including Location)

Investment Company Asset Proctection Bond

COVERAGES

LIMITS

TYPE OF INSURANCE	COVERAGE/FORMS	LIMITS	AMOUNT
PROPERTY — CAUSES OF LOSS: ☐ BASIC ☐ BROAD ☐ SPEC		DEDUCTIBLE / COINS %	
GENERAL LIABILITY — ☐ COMMERCIAL GENERAL LIABILITY ☐ CLAIMS MADE ☐ OCCUR		EACH OCCURRENCE	$
		DAMAGE TO RENTED PREMISES	$
		MED EXP (Any one person)	$
		PERSONAL & ADV INJURY	$
		GENERAL AGGREGATE	$
	RETRO DATE FOR CLAIMS MADE:	PRODUCTS - COMP/OP AGG	$
AUTOMOBILE LIABILITY — ☐ ANY AUTO ☐ ALL OWNED AUTOS ☐ SCHEDULED AUTOS ☐ HIRED AUTOS ☐ NON-OWNED AUTOS		COMBINED SINGLE LIMIT	$
		BODILY INJURY (Per person)	$
		BODILY INJURY (Per accident)	$
		PROPERTY DAMAGE	$
		MEDICAL PAYMENTS	$
		PERSONAL INJURY PROT	$
		UNINSURED MOTORIST	$
			$
AUTO PHYSICAL DAMAGE DEDUCTIBLE — ☐ COLLISION: ☐ OTHER THAN COL:	☐ ALL VEHICLES ☐ SCHEDULED VEHICLES	☐ ACTUAL CASH VALUE ☐ STATED AMOUNT ☐ OTHER	$
GARAGE LIABILITY — ☐ ANY AUTO		AUTO ONLY - EA ACCIDENT	$
		OTHER THAN AUTO ONLY:	
		EACH ACCIDENT	$
		AGGREGATE	$
EXCESS LIABILITY — ☐ UMBRELLA FORM ☐ OTHER THAN UMBRELLA FORM	RETRO DATE FOR CLAIMS MADE:	EACH OCCURRENCE	$
		AGGREGATE	$
		SELF-INSURED RETENTION	$
WORKER'S COMPENSATION AND EMPLOYER'S LIABILITY		☐ WC STATUTORY LIMITS	
		E.L. EACH ACCIDENT	$
		E.L. DISEASE - EA EMPLOYEE	$
		E.L. DISEASE - POLICY LIMIT	$
SPECIAL CONDITIONS/ OTHER COVERAGES	Policy Expiration Date extended to August 1, 2008	FEES	$
		TAXES	$
		ESTIMATED TOTAL PREMIUM	$

NAME & ADDRESS

☐ MORTGAGEE ☐ ADDITIONAL INSURED

☐ LOSS PAYEE

LOAN #

AUTHORIZED REPRESENTATIVE [signature]

ACORD 75 (2001/01) 1 of 2 #26474 NOTE: IMPORTANT STATE INFORMATION ON REVERSE SIDE 6JMAN
© ACORD CORPORATION 1993

CONDITIONS

This   Company   binds   the   kind(s)   of  insurance  stipulated  on  the  reverse  side.  The  Insurance  is  subject  to  the terms, conditions and limitations of the policy(ies) in current use by the Company.

This   binder  may  be  cancelled  by  the  Insured  by  surrender  of  this  binder  or  by  written  notice  to  the  Company stating when cancellation will be effective.  This binder may be cancelled by the Company by notice to the Insured in accordance with the policy conditions.  This binder is cancelled when replaced by a policy.  If this binder is not replaced by a policy, the Company is entitled to charge a premium for the binder according to the Rules and Rates in use by the Company.

Applicable in California

When  this  form  is  used  to  provide  insurance  in  the  amount  of  one  million  dollars  ($1,000,000)  or  more,  the title of the form is changed from "Insurance Binder" to "Cover Note".

Applicable in Delaware

The  mortgagee  or  Obligee  of  any  mortgage  or  other  instrument  given  for  the  purpose  of  creating  a  lien on real property shall accept as evidence of insurance a written binder issued by an authorized insurer or its agent if the  binder  includes  or  is  accompanied  by:  the  name  and  address  of  the  borrower;  the  name and address of the lender as loss payee; a description of the insured real property, a provision that the binder may not be canceled within the term of the binder unless the lender and the insured borrower receive written notice of the cancellation at least ten (10) days prior to the cancellation; except in the case of a renewal subsequent to the closing of the loan, a paid receipt of the full amount of the applicable premium, and the amount of insurance coverage.

Chapter 21 Title 25 Paragraph 2119

Applicable in Florida

Except  for  Auto  Insurance  coverage,  no  notice  of  cancellation  or  nonrenewal  of  a  binder  is  required  unless  the duration of the binder exceeds 60 days.  For auto insurance, the insurer must give 5 days notice, unless the binder is replaced by a policy or another binder in the same company.

Applicable in Nevada

Any   person  who  refuses  to  accept  a  binder  which  provides  coverage  of  less  than  $1,000,000.00  when  proof  is required:  (A) Shall be fined not more than $500.00, and (B) is liable to the party presenting the binder as proof of insurance for actual damages sustained therefrom.

ACORD 75 (2001/01) 2 of 2     #26474

HRH of Baltimore, Inc.

303 International Circle * Suite 400 * Hunt Valley, MD 21031

----------INVOICE----------

AssetMark Funds
C/O U.S. Bancorp Fund Services
615 East Michigan Street
Milwaukee, WI 53202

Invoice Date	06/26/08
Invoice No.	304156
Bill-To Code	6ASSEFUN
Client Code	6ASSEFUN
Inv Order No.	6*382257

Named Insured: AssetMark Funds

Amount Remitted: $

Please return this portion with your payment.

Make checks payable to: HRH of Baltimore, Inc.

Effective Date	Policy Period	Coverage Description	Transaction Amount
07/01/07	07/01/07 to 08/01/08	Federal Ins. Company Policy No. 70428650 *Endorsement - ICAP BOND	595.00
		Please remit payment to: Hilb Rogal & Hobbs Co. of Baltimore Chicago Lockbox 13176 Collection Center Drive Chicago, IL 60693-13176 Policy Expiration Date extended to August 1, 2008	
		Invoice Number: 304156 Amount Due:	595.00

*Premiums Due and Payable on Effective Date

6JMAN Page: 1 ORIGINAL INVOICE

AssetMark Funds
Resolution - Approval of Fidelity Bond and Directors & Officers / Errors & Omissions Insurance Policies

Annual Review and Approval of Fidelity Bond and Directors & Officers / Errors & Omissions Insurance Policies

WHEREAS, the Board of Trustees of the Trust, upon due consideration to all relevant factors, including, but not limited to, the value of the agregate assets of the Trust, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the various portfolios of the Trust, has determined that it is in the best interests of the Trust to obtain fidelity bond coverage covering the Trust against larceny and embezzlement by, among others, officers and employees of the Trust, in accordance with the requirements of Rule 17g-1 promulgated by the
SEC under Section 17(g) of the 1940 Act, in such form and amounts which would cover gross assets in a range that would be appropriate for the Trust; now, therefore, it is

RESOLVED, that the appropriate officers of the Trust be, and they hereby are, authorized, empowered and directed to apply for and obtain fidelity bond coverage with Chubb Group of Insurance Cos.
or a comparable carrier in the amount of $2,300,000 and to pay the premium for the fidelity bond coverage; and such officers by, and hereby are, authorized to make the filing and give notice required by Rule

17g-1 under the 1940 Act concerning the fidelity bond, and it is

FURTHER RESOLVED, that the Trust and its Trustees and officers be included as insured parties under an Errors and Omissions and Directors and Officers Insurance Policy issued through Chubb
Group of Insurance Cos. or a comparable carrier which provides coverage against liabilities and expenses arising out of claims, actions or proceedings asserted or threatened against them when serving in their respective capacities on behalf of the Trust; and it is

FURTHER RESOLVED, that the appropriate officers of the Trust be, and they hereby are, authorized to take all steps necessary, beneficial or appropriate to effectuate the foregoing resolutions.